東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02 JUN -4 AM 11:43

10th May, 2002

02034509

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 9th May, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
P JUN 06 2002
THOMSON
FINANCIAL

dlw 6/4

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors announce that the Company was informed by the Provisional Liquidators on 8th May, 2002, that the Court issued an order for the winding up of CNMGHK at a hearing of the petition for winding up of CNMGHK made by Jinhui.

As at the date of this announcement, the Company is not aware that the Winding Up Order has any material adverse impact on the Company's financial and operational position. Notwithstanding the Winding Up Order, the Company intends to continue the normal operation of the Group's business and activities. The Company will continue to contact the Provisional Liquidators from time to time with a view to requesting the Provisional Liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

With reference to the Previous Announcements, the Directors announce that the Company was informed by the Provisional Liquidators on 8th May, 2002, that the Court issued an order for the winding up of CNMGHK at a hearing of the petition for winding up of CNMGHK made by Jinhui in relation to non-repayment of debts in the amount of HK$35,200,000.

CNMGHK is the Company's controlling shareholder and has an attributable interest of approximately 53.87% in the issued share capital of the Company.

The Group will follow the normal proceedings for making claim against CNMGHK in respect of any amount(s) due and payable from CNMGHK. The aggregate of the amounts due from CNMGHK was HK$24,817,000 based on the unaudited consolidated accounts of the Group as at 31st March, 2002. As at the date of this announcement, the Company is not aware that the Winding Up Order has any material adverse impact on the Company's financial and operational position. Notwithstanding the Winding Up Order, the Company intends to continue the normal operation of the Group's business and activities. The Company will continue to contact the Provisional Liquidators from time to time with a view to requesting the Provisional Liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

The Company will keep shareholders and potential investors informed of the progress of this matter and make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

Definitions

"CNMGHK"	China Nonferrous Metals Group (Hong Kong) Limited
"Company"	ONFEM Holdings Limited
"Court"	the High Court of the Hong Kong Special Administrative Region of the People's Republic of China
"Directors"	the board of directors of the Company
"Group"	the Company and its subsidiaries
"Jinhui"	Jinhui Holdings Company Limited
"Previous Announcements"	the announcements of the Company dated 4th February, 2002 and 10th April, 2002 respectively
"Provisional Liquidators"	John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co., the provisional liquidators of CNMGHK appointed by the Court on 10th April, 2002
"Winding Up Order"	winding up order issued by the Court at the hearing of the petition made by Jinhui held on 8th May, 2002

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 9th May, 2002

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Directors announce that the Company was informed by the Provisional Liquidators on 8th May, 2002, that the Court issued an order for the winding up of CNMGHK at a hearing of the petition for winding up of CNMGHK made by Jinhui.

As at the date of this announcement, the Company is not aware that the Winding Up Order has any material adverse impact on the Company's financial and operational position. Notwithstanding the Winding Up Order, the Company intends to continue the normal operation of the Group's business and activities. The Company will continue to contact the Provisional Liquidators from time to time with a view to requesting the Provisional Liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

With reference to the Previous Announcements, the Directors announce that the Company was informed by the Provisional Liquidators on 8th May, 2002, that the Court issued an order for the winding up of CNMGHK at a hearing of the petition for winding up of CNMGHK made by Jinhui in relation to non-repayment of debts in the amount of HK$35,200,000.

CNMGHK is the Company's controlling shareholder and has an attributable interest of approximately 53.87% in the issued share capital of the Company.

The Group will follow the normal proceedings for making claim against CNMGHK in respect of any amount(s) due and payable from CNMGHK. The aggregate of the amounts due from CNMGHK was HK$24,817,000 based on the unaudited consolidated accounts of the Group as at 31st March, 2002. As at the date of this announcement, the Company is not aware that the Winding Up Order has any material adverse impact on the Company's financial and operational position. Notwithstanding the Winding Up Order, the Company intends to continue the normal operation of the Group's business and activities. The Company will continue to contact the Provisional Liquidators from time to time with a view to requesting the Provisional Liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

The Company will keep shareholders and potential investors informed of the progress of this matter and make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

Definitions

"CNMGHK"	China Nonferrous Metals Group (Hong Kong) Limited
"Company"	ONFEM Holdings Limited
"Court"	the High Court of the Hong Kong Special Administrative Region of the People's Republic of China
"Directors"	the board of directors of the Company
"Group"	the Company and its subsidiaries
"Jinhui"	Jinhui Holdings Company Limited
"Previous Announcements"	the announcements of the Company dated 4th February, 2002 and 10th April, 2002 respectively
"Provisional Liquidators"	John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co., the provisional liquidators of CNMGHK appointed by the Court on 10th April, 2002
"Winding Up Order"	winding up order issued by the Court at the hearing of the petition made by Jinhui held on 8th May, 2002

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 9th May, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

公佈

董事會謹此公佈，本公司於二零零二年五月八日接獲臨時清盤人通知在就金輝提出將集團公司清盤的申請而進行的聆訊中，法院頒令將集團公司清盤。

截至本公佈的日期，本公司並未發現清盤令對本公司的財務及營運情況有任何重大不良影響。儘管已發出清盤令，本公司將繼續如常運作本集團之業務。本公司將繼續不時與臨時清盤人接觸，以要求臨時清盤人知會本公司任何有關集團公司而對本公司有影響的任何重大發展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

繼較早前之公佈，董事會謹此公佈，本公司於二零零二年五月八日接獲臨時清盤人通知在就金輝因集團公司未有償還為數港幣35,200,000元之債務而向法院申請將其清盤而進行的聆訊中，法院頒令將集團公司清盤。

集團公司為本公司之控股股東，並擁有本公司現有已發行股本約53.87%之權益。

本公司將按正常程序向集團公司追討任何未償還之款項。按本集團截至二零零二年三月三十一日止之未經審核綜合財務報表，集團公司欠付本集團的款項總數為港幣24,817,000元。截至本公佈的日期，本公司並未發現清盤令對本公司的財務及營運情況有任何重大不良影響。儘管已發出清盤令，本公司將繼續如常運作本集團之業務。本公司將繼續不時與臨時清盤人接觸，以要求臨時清盤人知會本公司任何有關集團公司而對本公司有影響的任何重大發展。

如有任何進一步重大發展，本公司將會再作公佈，知會股東及潛在投資者有關是次事件的進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「集團公司」	中國有色金屬（香港）集團有限公司
「本公司」	東方有色集團有限公司
「法院」	中華人民共和國香港特別行政區高等法院
「董事會」	本公司董事會
「本集團」	本公司及其附屬公司
「金輝」	金輝集團有限公司
「較早前之公佈」	本公司日期分別為二零零二年二月四日及二零零二年四月十日之公佈
「臨時清盤人」	於二零零二年四月十日獲法院委任為臨時清盤人之John Lees及Desmond Chiong（其為Ferrier Hodgson & Co.的主管）
「清盤令」	法院就金輝提出之申請而於二零零二年五月八日進行聆訊中發出之清盤令

承董事會命
董事總經理
王幸東

香港，二零零二年五月九日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

董事會謹此公佈，本公司於二零零二年五月八日接獲臨時清盤人通知在就金輝提出將集團公司清盤的申請而進行的聆訊中，法院頒令將集團公司清盤。

截至本公佈的日期，本公司並未發現清盤令對本公司的財務及營運情況有任何重大不良影響。儘管已發出清盤令，本公司將繼續如常運作本集團之業務。本公司將繼續不時與臨時清盤人接觸，以要求臨時清盤人知會本公司任何有關集團公司而對本公司有影響的任何重大發展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

繼較早前之公佈，董事會謹此公佈，本公司於二零零二年五月八日接獲臨時清盤人通知在就金輝因集團公司未有償還為數港幣35,200,000元之債務而向法院申請將其清盤而進行的聆訊中，法院頒令將集團公司清盤。

集團公司為本公司之控股股東，並擁有本公司現有已發行股本約53.87%之權益。

本公司將按正常程序向集團公司追討任何未償還之款項。按本集團截至二零零二年三月三十一日止之未經審核綜合財務報表，集團公司欠付本集團的款項總數為港幣24,817,000元。截至本公佈的日期，本公司並未發現清盤令對本公司的財務及營運情況有任何重大不良影響。儘管已發出清盤令，本公司將繼續如常運作本集團之業務。本公司將繼續不時與臨時清盤人接觸，以要求臨時清盤人知會本公司任何有關集團公司而對本公司有影響的任何重大發展。

如有任何進一步重大發展，本公司將會再作公佈，知會股東及潛在投資者有關是次事件的進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

釋義

「集團公司」	中國有色金屬（香港）集團有限公司
「本公司」	東方有色集團有限公司
「法院」	中華人民共和國香港特別行政區高等法院
「董事會」	本公司董事會
「本集團」	本公司及其附屬公司
「金輝」	金輝集團有限公司
「較早前之公佈」	本公司日期分別為二零零二年二月四日及二零零二年四月十日之公佈
「臨時清盤人」	於二零零二年四月十日獲法院委任為臨時清盤人之John Lees 及Desmond Chiong（其為Ferrier Hodgson & Co.的主管）
「清盤令」	法院就金輝提出之申請而於二零零二年五月八日進行聆訊中發出之清盤令

承董事會命
董事總經理
王幸東

香港，二零零二年五月九日

* *僅供識別*